SCHEDULE A

Series of the Trust

Janus Small Cap Growth Alpha ETF

Janus Small/Mid Cap Growth Alpha ETF

Janus Velocity Tail Risk Hedged Large Cap ETF

Janus Velocity Volatility Hedged Large Cap ETF

The Health and Fitness ETF

The Long-Term Care ETF

The Obesity ETF

The Organics ETF

Janus Total Return ETF

Janus Short Duration Income ETF

Janus SG Global Quality Income ETF

August 29, 2016